

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Kevin P. Larson
Senior Vice President and Principal Financial Officer
UniSource Energy Corporation
Tucson Electric Power Company
One South Church Avenue, Suite 100
Tucson, Arizona 85701

     Re: UniSource Energy Corporation
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed March 1, 2011
           Definitive Proxy Statement on Schedule 14A
           Filed March 21, 2011
           Form 8-K Filed March 23, 2011
           Form 10-Q for Quarterly Period Ended June 30, 2011
           Filed August 8, 2011
           File No. 1-13739

           Tucson Electric Power Company
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed March 1, 2011
           Form 10-Q for Quarterly Period Ended June 30, 2011
           Filed August 8, 2011
           File No. 1-05924

Dear Mr. Larson:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. – Business, page K-1

TEP, page K-2
Generating and Other Resources, page K-5
Future Generating Resources, page K-7

1. To the extent material, please include a description of the status of the solar PV resources you expect to add in 2011 through 2014, including whether these resources are in the planning stage, whether prototypes exist, or whether further engineering is necessary. See Item 101(c)(1)(ii) of Regulation S-K.

Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations, page K-34

2. Reference is made to the non-GAAP disclosures made in footnotes to the tables on pages K-36, K-46, K-49, K-53, K-62 and K-67. Please tell us your consideration of disclosing the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.

UniSource Energy Consolidated, page K-34

Liquidity and Capital Resources, page K-37
Unisource Credit Agreement, page K-39

3. We note your disclosure that the Unisource Credit Agreement restricts, among other things, additional indebtedness. To the extent this negative covenant or other covenants contained in the Unisource Credit Agreement limit, or are reasonably likely to limit, the ability of you or your subsidiaries to undertake financing to a material extent, please discuss these covenants and the consequences of the limitation on your financial condition and operating performance. See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350. This comment also applies to the UNS Gas and UNS Electric credit agreements. Please provide us with your proposed disclosure.

Item 8. – Consolidated Financial Statements and Supplementary Data, page K-82

UniSource Energy – Management's Report on Internal Controls Over Financial Reporting, page K-82

4. Please include a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K and provide us with your proposed disclosure.

Notes to Consolidated Financial Statements, page K-98

Note 4. Commitments and Contingencies, page K-121

TEP Contingencies, page K123

5. We note your disclosure regarding the claims related to San Juan Generating Station and that you are unable to predict the outcome at this time. We also note your disclosure regarding other contingencies that you are unable to predict the outcome. ASC 450-20-50-3 requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As such, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

    You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 6. Debt, Credit Facilities, and Capital Lease Obligations, page K-130
UniSource Energy Debt – Convertible Senior Notes, page K-130

6. We note your disclosure that the conversion price is subject to adjustment in certain circumstances. Please tell us the circumstances under which the conversion price is subject to adjustment and your consideration of disclosing the circumstances. Please also refer to ASC 815-40-15 and explain to us how you evaluated the adjustment provisions in determining whether or not the conversion options are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-74(a).

7. We understand that you and your subsidiaries are permitted to pay dividends so long as such payments would not result in a breach of the covenants in credit agreements. Please explain to us the details surrounding the covenants that limit the payment of dividends and how you evaluate the disclosure requirements of Rule 4-08(e) of Regulation S-X and the need for condensed financial information prescribed by Rule 12-04 of Regulation S-X (refer to Schedule I of Rule 5-04 of Regulation S-X) in light of the covenants. In that regard, please supplement your response to comment one in your letter dated September 24, 2009 to clarify why the disclosures required by each paragraph of Rule 4-08(e) of Regulation S-X and condensed financial information prescribed by Rule 12-04 of Regulation S-X are not applicable in light of the covenants contained in the debt agreements. Please also explain to us whether your subsidiaries have the ability to dividend a significant portion of their net assets to you. If not, explain the factors that would limit this ability including your credit agreement covenants.

Exhibit Index, page K-179

Exhibits 31(a), 31(b), 31(c) and 31(d), page K-192

8. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that the reference to Rule 13e-15(f) in the fourth certification is incorrect. Please confirm that future certifications will track the language set forth in Item 601(b)(31).

Definitive Proxy Statement on Schedule 14A

Board Nominees, page 9

9. Please clarify the business experience during the past five years of your director nominees, as necessary, to include dates or duration of employment and the principal line of business of any previous employer. See Item 401(e)(1) of Regulation S-K. Please provide us with your proposed disclosure.

Compensation Discussion and Analysis, page 26

Changes to long-term incentive compensation for 2010, page 29

10. We note that future long-term incentive awards will be "delivered solely in performance shares with vesting tied to relative TSR and a financial objective" and that the 2010 program uses cumulative net income as the "financial objective." Please provide additional detail regarding the different financial objectives you may use to determine the vesting of long-term incentive awards, including when and how the compensation committee will determine which objective to use. See Item 402(b)(1)(v) of Regulation S-K.

Elements of Compensation, page 32

2010 PEP Results, page 35

11. We note your disclosure that 2010 target payout awards are subject to adjustment for individual performance. Please disclose the factors considered by the compensation committee in determining whether to adjust the target payout awards for individual performance and explain how the compensation committee evaluates such performance. See Item 402(b)(2)(vii) of Regulation S-K. With a view to understanding how you arrived at the amounts disclosed in the summary compensation table, please also disclose the achievement percentages applicable to each of your NEOs. See Item 402(b)(1)(v) of Regulation S-K. Please provide us with your proposed disclosure.

Form of Proxy Card

12. With respect to proposal four, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

Form 8-K filed March 23, 2011

Exhibit 99.1

13. We note the disclosure of non-GAAP financial measures. Please tell us how you complied with Regulation G.

<u>Form 10-Q for Quarterly Period Ended June 30, 2011</u>

<u>Item 1. Financial Statements, page 3</u>

<u>Notes to Condensed Consolidated Financial Statements, page 13</u>

<u>Note 1. Nature of Operations and Basis of Accounting Presentation, page 13</u>
<u>Revision of Prior Period Financial Statements, page 13</u>

14. In light of the revision of prior period financial statements, please tell us your consideration of filing an Item 4.02 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief